Page 1 of 13 Pages




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 7)
                            _______________________

                          TRIARC COMPANIES, INC.
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (Title of Class of Securities)

                                  895927 10 1
                                (CUSIP Number)
                            _______________________

                                 PETER W. MAY
                          C/O TRIARC COMPANIES, INC.
                               900 THIRD AVENUE
                             NEW YORK, N.Y. 10022
                           TEL. NO.:  (212) 230-3000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                               JANUARY 31, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D


CUSIP NO.  895927 10 1                                    Page 2 of 13 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DWG ACQUISITION GROUP, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ]
                                                              (B) [ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             WC (See Item 3)

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7                   SOLE VOTING
                                 POWER
NUMBER OF
SHARES                                  -0- (See Item 5)
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING
                                 POWER

                                        5,982,867 (See Item 5)

             9                   SOLE DISPOSITIVE POWER

                                        -0- (See Item 5)

             10                  SHARED DISPOSITIVE
                                 POWER

                                        5,982,867 (See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,982,867 (See Item 5)

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                       [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25% (See Item 5)

14           TYPE OF REPORTING PERSON
             PN

                             SCHEDULE 13D


CUSIP NO.  895927 10 1                                      Page 3 of 13 Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             NELSON PELTZ

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             BK, PF (See Item 3)

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7                   SOLE VOTING
                                 POWER
NUMBER OF
SHARES                                  637,100 (See Item 5)
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        5,982,867 (See Item 5)

             9                   SOLE DISPOSITIVE POWER

                                        637,100 (See Item 5)

             10                  SHARED DISPOSITIVE POWER

                                        5,982,867 (See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,619,767 (See Item 5)

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [X]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             27% (See Item 5)

14           TYPE OF REPORTING PERSON

             IN

                                 SCHEDULE 13D


CUSIP NO.  895927 10 1                                      Page 4 of 13 Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             PETER W. MAY

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ]
                                                              (B) [ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             BK, PF (See Item 3)

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7                   SOLE VOTING
                                 POWER
NUMBER OF
SHARES                                  433,466 (See Item 5)
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        5,982,867 (See Item 5)

             9                   SOLE DISPOSITIVE POWER

                                        433,466 (See Item 5)

             10                  SHARED DISPOSITIVE POWER

                                        5,982,867 (See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,416,333 (See Item 5)

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.4% (See Item 5)

14           TYPE OF REPORTING PERSON

             IN

          CUSIP NO:  895927 10 1                   PAGE 5 OF 13 PAGES



               AMENDMENT NO. 7 TO SCHEDULE 13D

          This Amendment No. 7 amends and supplements the Schedule 13D dated October 13, 1992 as amended and restated by Amendment No. 6 dated

September 1, 1994 (as so amended and restated, the "Statement"), with respect to the Class A Common Stock (formerly Common Stock), par value

$.10 per share (the "Common Stock"), of Triarc Companies, Inc., a

Delaware corporation and successor by merger to Triarc Companies, Inc.,

an Ohio corporation formerly named DWG Corporation (the "Company").

          Except as set forth below, there are no changes to the

information set forth in the Statement.  Capitalized terms used and not defined herein have the same meanings previously ascribed to them in the

Statement.



Item 2.   IDENTITY AND BACKGROUND.

          ITEM 2 IS AMENDED BY INSERTING THE FOLLOWING SENTENCE AFTER

THE FIRST SENTENCE OF THE SECOND PARAGRAPH THERETO:

          On January 1, 1995, the Partnership Agreement was amended to make Leon Kalvaria a limited partner in the Partnership.  A copy of the amendment to the Partnership Agreement is filed as Exhibit 18 hereto.

CUSIP NO.:  895927 10 1                               Page 6 of 13 Pages


          ITEM 2 IS FURTHER AMENDED BY REPLACING THE WORDS "EXHIBITS 4

AND 9" IN THE SECOND SENTENCE OF THE SECOND PARAGRAPH THEREOF WITH THE

FOLLOWING:

Exhibits 4, 9, 16, 17, 18 and 19



Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          ITEM 3 IS AMENDED BY DELETING THE LAST SENTENCE OF THE

PENULTIMATE PARAGRAPH THEREOF AND SUBSTITUTING IN ITS PLACE THE

FOLLOWING SENTENCE AND PARAGRAPHS:

Mr. Peltz, Mr. May and the Purchaser disclaim beneficial ownership of such shares.

          On January 30, 1995, Mr. May purchased an additional 200

shares in open market purchases at a price of $12.75 per share; 100 of such shares were given as a gift to Mr. Peltz's minor daughter and the remaining 100 shares were given as a gift to a third party.  Mr. Peltz,

Mr. May and the Purchaser disclaim beneficial ownership of such shares.

          In November and December of 1994, Mr. May purchased with his own funds a total of 26,800 shares of Common Stock in open market purchases at a total cost of $325,112.50.  In the same period, Mr. Peltz purchased with his own funds a total of 26,900 shares of Common Stock in open market purchases at a total cost of $326,362.50.



Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          ITEM 5 IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

CUSIP NO.:  895927 10 1                               Page 7 of 13 Pages

          (a) through (c).  As a result of the Acquisition, the

Purchaser beneficially owns 5,982,867 shares of Common Stock, which represent approximately 25% of the outstanding shares of Common Stock as of October 31, 1995 (based on the Company's Quarterly Report on Form 10-

Q for the quarter ended September 30, 1995).

          By virtue of their positions as general partners of the

Purchaser, Messrs. Peltz and May may be deemed to own beneficially the

5,982,867 shares of Common Stock owned of record by the Purchaser.  In such capacity, Messrs. Peltz and May may be deemed to share voting and dispositive power with the Purchaser and with each other with respect to such shares of Common Stock.

          On April 30, 1993, Mr. May purchased as a gift for a minor child of Mr. Peltz in an open market purchase an additional 100 shares of Common Stock at a price of $19.00 per share.  On January 30, 1995,

Mr. May purchased an additional 200 shares to be given as gifts in open market purchases at a price of $12.75 per share; 100 of such shares were given as a gift to Mr. Peltz's minor daughter and the remaining 100 shares were given as a gift to a third party.  Mr. Peltz, Mr. May and the Purchaser disclaim beneficial ownership of such shares.

          In November and December of 1994, Mr. May purchased with his own funds a total of 26,800 shares of Common Stock in open market purchases at a total cost of $325,112.50.  In the same period, Mr. Peltz purchased with

CUSIP NO.:  895927 10 1                               Page 8 of 13 Pages


his own funds a total of 26,900 shares of Common Stock in

open market purchases at a total cost of $326,362.50.

          In addition to the foregoing, Messrs. Peltz and May

beneficially own 610,000 and 406,666 shares of Common Stock,

respectively, representing stock options that may be exercised within 60 days.

          As a result, Messrs. Peltz and May may be deemed to

beneficially own an aggregate of 6,619,967 and 6,416,333 shares of

Common Stock, representing approximately 27% and 26.4% of the outstanding shares of Common Stock as of October 31, 1995 (based upon the Company's Quarterly Report on Form 10-Q for the quarter ended

September 30, 1995, plus the shares subject to the stock options that may be exercised by Messrs. Peltz and May within 60 days).

          On July 12, 1994, Messrs. Peltz and May entered into an

agreement (the "Kalvaria Agreement") with Leon Kalvaria, Vice Chairman of the Company, as described in Item 5(d) below.  The Kalvaria Agreement was terminated on January 1, 1995 and is of no further force and effect.

          Except as set forth above, no Reporting Person beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

          (d)  On July 12, 1994, Messrs. Peltz and May entered into the

Kalvaria Agreement, a copy of which was filed as Exhibit 14 to Amendment

No. 6 to this Schedule 13D.

CUSIP NO.:  895927 10 1                               Page 9 of 13 Pages


The Kalvaria Agreement was terminated on January 1, 1995 and is of no further force and effect.

          Except as set forth above, to the best knowledge of the

Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, the Shares.

          (e)  Not applicable.



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

          ITEM 6 IS AMENDED BY ADDING THE FOLLOWING PARAGRAPH AFTER THE

FIRST PARAGRAPH THEREOF:

          On December 21, 1995, all shares of Common Stock previously pledged by the Purchaser to Citibank were released.  On January 19,

1996, the Custodial Loans were repaid in full and all shares of Common

Stock previously pledged by the Purchaser to Custodial Trust Company were released.  On January 18, 1996, January 25, 1996 and January 31,

1996, Messrs. Peltz and May entered into certain loan documentation with respect to certain loans aggregating $60,000,000 (the "NationsBank

Loans") made in the ordinary course of business to Messrs. Peltz and May by NationsBank, N.A. ("NationsBank").  The NationsBank Loans are

revolving demand loans bearing interest at a rate based upon the London interbank offered rate and are secured by the 5,982,867 shares of Common

Stock owned by the Purchaser and

CUSIP NO.:  895927 10 1                               Page 10 of 13 Pages


certain other assets owned by Messrs. Peltz and May.  The loan documentation in connection with the NationsBank Loans contains standard default provisions and other provisions with respect to the shares of Common Stock pledged pursuant thereto.  The documents evidencing the NationsBank Loans are filed as Exhibit 20 hereto and are incorporated herein by reference.

          ITEM 6 IS FURTHER AMENDED BY DELETING THE LAST PARAGRAPH

THEREOF AND SUBSTITUTING IN LIEU THEREOF THE FOLLOWING:

          Except as described elsewhere in this Statement or as set

forth in the Stock Purchase Agreement, the Exchange Agreement, the DWG

Agreement, the Partnership Agreement, the Undertaking or the NationsBank

Loan Documents, copies of which are filed respectively as Exhibits 1, 2,

3, 4, 8, 16-19 and 20 hereto, and are incorporated herein by reference,

to the best knowledge of the Reporting Persons there exist no contracts,

arrangements, understandings or relationships (legal or otherwise) among the Purchaser and Messrs. Peltz and May and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls,

guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO.:  895927 10 1                               Page 11 of 13 Pages


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          ITEM 7 IS AMENDED BY ADDING THE FOLLOWING AT THE END THEREOF:

          16.  Amendment No. 1 dated as of November 15, 1992 to

Agreement of Limited Partnership of the Purchaser.

          17.  Amendment No. 2 dated as of March 1, 1993 to Agreement of

Limited Partnership of the Purchaser.

          18.  Amendment No. 4 dated as of January 1, 1995 to Agreement of Limited Partnership of the Purchaser.

          19.  Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.

          20.  NationsBank Loan Documents (Exhibits and Schedules

omitted)

CUSIP NO:  895927 10 1                                  PAGE 12 OF 13 PAGES



                              SIGNATURES



               After reasonable inquiry and to the best of its knowledge

and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  February 14, 1996


                              DWG ACQUISITION GROUP, L.P.


                              By: /S/ NELSON PELTZ
                                 ----------------------------
                                 Name:   Nelson Peltz
                                 Title:  General Partner


                              By: /S/ PETER W. MAY
                                 ----------------------------
                                 Name:   Peter W. May
                                 Title:  General Partner



                              /S/ NELSON PELTZ
                                 ----------------------------
                                  Nelson Peltz



                              /S/ PETER W. MAY
                                 ----------------------------
                                 Peter W. May

CUSIP NO:  895927 10 1                             PAGE 13 OF 13 PAGES



                                EXHIBIT INDEX




   EXHIBIT                        DESCRIPTION                        PAGE NO.

          16           Amendment No. 1 dated as of November 15,         14
                       1992 to Agreement of Limited Partnership of
                       the Purchaser.
          17           Amendment No. 2 dated as of March 1, 1993        19
                       to Agreement of Limited Partnership of the
                       Purchaser.
          18           Amendment No. 4 dated as of January 1, 1995      22
                       to Agreement of Limited Partnership of the
                       Purchaser.
          19           Amendment No. 5 dated as of January 1, 1996      36
                       to Agreement of Limited Partnership of the
                       Purchaser.
          20           NationsBank Loan Documents (Exhibits and         40
                       Schedules omitted).